EXHIBIT 21

WESTAMERICA BANCORPORATION
Subsidiaries as of December 31, 2011

State of Incorporation
Westamerica Bank	California
Westamerica Mortgage Company — a subsidiary of Westamerica Bank	California
Community Banker Services Corporation — a subsidiary of Westamerica Bank	California
Weststar Mortgage Corporation — a subsidiary of Community Banker Services Corporation	California
Money Outlet, Inc.	California
Westamerica Commercial Credit, Inc.	California